SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 1)

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

ADMINISTRADORA DE

FONDOS DE PENSIONES PROVIDA S.A.

(Provida Pension Fund Administrator)

(Name of Issuer)

MetLife, Inc.

and its indirect wholly-owned subsidiary

MetLife Chile Inversiones Limitada

(Name of Persons Filing Statement)

SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

020304634

(CUSIP Number of Class of Securities)

Brian V. Breheny

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Telephone: (202) 371-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Paola Lozano

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Telephone: (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$27,459,678.31	$3,190.81
*	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was determined by multiplying (i) U.S. $5.51, the maximum price per share of common stock of Administradora de Fondos de Pensiones Provida S.A. (each a “Common Share” and together the “Common Shares”) to be paid in the transaction (based on a maximum price per Common Share of Ch$3,300.00, pursuant to the Share Purchase Agreement between MetLife Chile Inversiones Limitada and The Bank of New York Mellon, dated as of May 12, 2015, and using the Official Exchange Rate (dólar observado) of Ch$598.40 per US$1.00 as published by the Chilean Central Bank on May 15, 2015) by (ii) 4,979,355, the estimated maximum number of Common Shares that may be acquired in the transaction.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015 issued by the Securities and Exchange Commission on August 29, 2014 by multiplying the Transaction Valuation above by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $3,190.81	Filing Party: MetLife, Inc., MetLife Chile Inversiones Limitada

Form or Registration No.: Schedule 13E-3	Date Filed: May 18, 2015

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 together with the exhibits hereto (as amended to date, this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder by MetLife Chile Inversiones Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) (“Purchaser”). Purchaser is an indirect wholly-owned subsidiary of MetLife, Inc., a Delaware corporation (“MetLife,” and collectively with Purchaser, the “Filing Persons”). This Transaction Statement relates to the Share Purchase Agreement, dated as of May 12, 2015 (the “Purchase Agreement”), between Purchaser and The Bank of New York Mellon (“BNY Mellon”), as depositary under the deposit agreement among Administradora de Fondos de Pensiones Provida S.A., a Chilean corporation (“ProVida” or the “Company”), BNY Mellon, as depositary (the “Depositary”), and holders of American Depositary Shares (“ADSs”) representing shares of common stock of the Company (“Common Shares” and together with the ADSs, the “Shares”), dated as of November 22, 1994, as amended and restated as of February 7, 1996, as further amended and restated as of August 19, 1999 (the “Deposit Agreement”). The Purchase Agreement provides, among other things, for the purchase by Purchaser of all of the Common Shares held as of the closing date of the Transaction (as defined below) by BNY Mellon in its capacity as depositary of the Company’s American depositary receipt program pursuant to the Deposit Agreement (the “Subject Shares”). Under the terms of the Purchase Agreement, subject to the satisfaction or waiver of certain conditions, Purchaser will acquire all the Subject Shares for a purchase price per Subject Share equal to the volume weighted average price at which the Common Shares have traded on the Santiago Stock Exchange (Bolsa de Comercio de Santiago) during the period beginning on May 7, 2015 and ending on the 3rd business day prior to the Closing Date (the “Per Share Consideration”), except that the purchase price per Subject Share shall in no event be less than Ch$3,092.05 or more than Ch$3,300.00, unless Purchaser exercises its right to match a higher purchase price per Subject Share under a Superior Proposal (as defined below), in each case without interest or adjustment (the “Transaction”). A copy of the Purchase Agreement is filed as an exhibit to this Transaction Statement.

This Amendment No. 1 is being filed pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 to disclose the receipt by the Depositary of an unsolicited written proposal from a third party for the purchase of the Subject Shares.

Except as set forth in this Amendment No. 1, all information in this Transaction Statement remains unchanged.

By filing this Transaction Statement, the Filing Persons do not concede that Exchange Act Rule 13e-3 is applicable to the Transaction or any other future purchases of Common Shares of the Company.

Item 4.	Terms of the Transaction

(a) Material Terms.

Item 4(a) is hereby amended and restated as follows:

Pursuant to the Purchase Agreement, subject to the terms and conditions set forth therein, Purchaser has agreed to purchase, and the Depositary has agreed to sell, all Subject Shares. On the Closing Date, Purchaser will purchase the Subject Shares at a per Subject Share price equal to the Per Share Consideration, except that the purchase price per Subject Share shall in no event be less than Ch$3,092.05 or more than Ch$3,300.00, unless Purchaser exercises its right to match a higher purchase price per Subject Share under a Superior Proposal, in each case without interest or adjustment. Notwithstanding the foregoing, if any third party makes an unconditional bona fide unsolicited written proposal for all of the Subject Shares before the closing of the Transaction with a purchase price per Subject Share higher than the greater of (i) Ch$3,300.00 or (ii) the Per Share Consideration as may be proposed to be amended by Purchaser pursuant to the Purchase Agreement (a “Superior Proposal”), Purchaser will have 10 business days (business day meaning any day other than a Saturday, a Sunday or a day on which banks in Santiago (Chile) or New York City (New York, United States) are

authorized or obligated by law or executive order to close) following delivery by the Depositary of a written notice of a Superior Proposal to deliver a written notice to the Depositary confirming that Purchaser would like to purchase the Subject Shares on substantially the same terms and conditions set forth in the notice of the Superior Proposal (a “Match Right Notice”).

On June 8, 2015, the Depositary notified Purchaser that it had received an unsolicited written proposal not subject to any conditions from Invesco Canada Ltd. for all of the Subject Shares with a purchase price per Subject Share of Ch$3,475.00 (the “Invesco Proposal”). The Filing Persons will file an amendment to this Transaction Statement disclosing whether or not Purchaser has or will deliver a Match Right Notice in regards to the Invesco Proposal, including, if Purchaser elects to exercise its match right, the purchase price per Subject Share and the expected Closing Date in accordance with the Purchase Agreement.

If the Merger is consummated prior to the closing of the Transaction, Purchaser shall be entitled to receive the merger consideration (or the right thereto) of one share of common stock of the surviving entity of the Merger for each Common Share as a substitute for the Subject Shares, pursuant to the Purchase Agreement.

Purchaser and the Depositary have each have made representations, warranties and covenants in the Purchase Agreement. Subject to certain exceptions, Purchaser and the Depositary have agreed, among other things, to covenants relating to, in the case of Purchaser, the preparation and filing with the SEC of this Transaction Statement and, in the case of the Depositary, not soliciting alternate proposals for any or all of the Subject Shares, providing notice of any Superior Proposal (within 24 hours of receipt), not entering into any agreement based on any Superior Proposal until Purchaser’s 10 business day match period has lapsed and cooperating with Purchaser in the preparation and dissemination of this Transaction Statement.

The completion of the Transaction is subject to certain conditions, including, among others: (i) the absence of any injunction, restraining order or decree of any nature issued by any court, governmental authority or regulatory agency restraining or prohibiting the closing of the Transaction; (ii) the absence of any pending third-party litigation which is reasonably expected to have a material adverse effect on the legality, validity or enforceability of the Purchase Agreement; (iii) the accuracy of the representations and warranties contained in the Purchase Agreement in all material respects; (iv) the performance of the covenants contained in the Purchase Agreement in all material respects; (v) the absence of any material adverse effect with respect to the Company; (vi) the lapse of 30 days since the filing of this Transaction Statement with the SEC on May 18, 2015 and the lack of any outstanding comments from the SEC with respect to this Transaction Statement; and (vii) any and all dividends declared and approved by the Company prior to the date of the Purchase Agreement shall have been paid by the Company to the holders of record thereof. On May 28, 2015, the Company paid the dividends declared and approved by the Company prior to the date of the Purchase Agreement.

The Purchase Agreement contains certain termination rights, including the right of Purchaser or the Depositary to terminate the Purchase Agreement if the closing of the Transaction has not occurred on or before September 9, 2015 and the right of the Depositary to terminate the Purchase Agreement to accept a Superior Proposal if a definitive agreement for a Superior Proposal has been entered into and Purchaser has not delivered a Match Right Notice within 10 business days of the Depositary’s delivery of a written notice of a Superior Proposal pursuant to the Purchase Agreement.

The foregoing description of the Purchase Agreement is a summary and qualified in its entirety by the terms of the Purchase Agreement, a copy of which is filed as an exhibit to this Transaction Statement and which is incorporated herein by reference.

(1) Tender Offers.

Not applicable.

(2) Mergers or Similar Transactions.

Not applicable.

Item 8.	Fairness of the Transaction

(a) – (b) Fairness; Factors Considered in Determining Fairness.

Items 8(a) – (b) are hereby amended by deleting the tenth bulleted paragraph in its entirety and replacing it with the following:

•	The fact that the Depositary informed the Filing Persons that if it does not sell the Subject Shares in the Transaction or a transaction in connection with a Superior Proposal, the Depositary will sell the Subject Shares on the open market and the Filing Persons’ belief that the market price of the Common Shares may be negatively impacted by such sale, potentially reducing it below the minimum Per Share Consideration of Ch$3,092.05 per Common Share. The closing price and trading volume of the Common Shares on May 11, 2015, the last trading day prior to the public announcement of the Transaction, were Ch$3,100.00 per Common Share and 29,460 Common Shares, respectively. The Transaction provides a minimum price per Subject Share of Ch$3,092.05 and allows the unaffiliated beneficial owners of the Subject Shares to realize certain value for their Common Shares, with such value based on the publicly-traded market value of Common Shares on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the principal market in which Common Shares are traded.

Items 8(a) – (b) are hereby amended by deleting the fifteenth bulleted paragraph in its entirety and replacing it with the following:

•	The fact that other than the Invesco Proposal the Filing Persons are not aware of any offers by any unaffiliated person during the past two years for a merger or consolidation of the Company with or into another company, the sale or other transfer of all or any substantial part of the assets of the Company or a purchase of the Company’s securities or of any offers by any unaffiliated persons to purchase any or all of the Subject Shares.

Item 16.	Exhibits

(a)	None.

(b)	None.

(c)(1)	Opinion of Ernst & Young Investment Advisers LLP, dated as of May 11, 2015.*

(d)(1)	Share Purchase Agreement, dated as of May 12, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada (incorporated herein by reference to Exhibit 16 to the Company’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on May 12, 2015).†

(d)(2)	American Depositary Share Purchase Agreement, dated as of March 28, 2014, by and between Little Oak Asset Management, LLC and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 6 to the Company’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on August 28, 2014).†

(d)(3)	American Depositary Share Purchase Agreement, dated as of March 31, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 7 to the Company’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on August 28, 2014).†

(d)(4)	American Depositary Share Purchase Agreement, dated as of May 16, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 8 to the Company’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on August 28, 2014).†

(d)(5)	American Depositary Share Purchase Agreement, dated as of August 22, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 9 to the Company’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on August 28, 2014).†

(d)(6)	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 12 to the Company’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on November 17, 2014).†

(d)(7)	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Rangeley Capital Partners, LLC and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 13 to the Company’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on November 17, 2014).†

(d)(8)	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Andrew Lichtenstein, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 14 to the Company’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on November 17, 2014).†

(f)	None.

(g)	None.

*	Previously filed.
†	Schedules have been omitted. MetLife hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: June 12, 2015

METLIFE, INC.

By:	/s/ William J. Wheeler
Name:	William J. Wheeler
Title:	President, Americas

METLIFE CHILE INVERSIONES LIMITADA

By:	/s/ Randal W. Haase
Name:	Randal W. Haase
Title:	Authorized Representative